February 8, 2010
By facsimile (703) 813-6968 and electronically
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-4631

RE:	Applied Industrial Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 19, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Definitive Proxy Statement on Schedule 14A
Filed September 4, 2009 (the “Definitive Proxy Statement”)
File No. 1-2299
Dear Mr. O’Brien:
This letter sets forth the response of Applied Industrial Technologies (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filing. These comments were transmitted to the Company by letter dated January 25, 2010. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment in bold text.
Form 10-K for the Fiscal Year Ended June 30, 2009
General
1.	We note that you refer readers to the investor relations area of your website for certain of your Commission filings and corporate governance documents, as indicated on pages 4 and 20 of your Form 10-K for the year ended June 30, 2009, and on pages 8, 9, 10, and 37 of your Definitive Proxy Statement on Schedule 14A filed on September 4, 2009. However, these filings and documents do not appear to be provided on your website, but rather appear to be provided on a linked site maintained by Clear Perspective Group, LLC. In addition, the investor relations area of your website includes a disclaimer stating that you are “not responsible for the content of the linked site which is maintained by Clear Perspective Group, LLC.” Please advise us as to the basis for this disclaimer.

Response:
We will specify in our future filings that “hyperlinks” to certain of our Commission filings and corporate governance documents are located on the Investor Relations portion of our website, rather than indicating that such documents are themselves available on the website. We do inform visitors to our website that documents are located on a website maintained by Clear Perspective Group, LLC and, in connection therewith, state “Applied is not responsible for the content of the linked site which is maintained by Clear Perspective Group, LLC and disclaims any liability for links from Applied.com to any other website.” We are unaware of any prohibition relating to such disclaimers under applicable federal securities laws or the Commission’s regulations. In addition, such a disclaimer is consistent with practices of other issuers and the Commission’s own guidance contained in Release No. 33-8128 (Sept. 16, 2002) [67 FR 58480] in which the Commission states, “We understand that companies provide website access to their Exchange Act reports in a variety of ways, including by establishing a hyperlink to its Exchange Act reports via a third-party service in lieu of maintaining the reports themselves. For purposes of the disclosure element for website access to reports, hyperlinking to a third-party service is acceptable so long as the reports are made available in the appropriate time frame and access to the reports is free of charge to the user.” and “An issuer could present the viewer with an intermediate screen stating that the visitor is leaving the issuer’s website. Also, a disclaimer of responsibility for the accuracy of the third-party service would not make the website posting ineffective for purposes of the posting requirement.” See notes 132 and 133 of the Release and accompanying text. We believe that such disclaimers are appropriate and provide a helpful caution to readers visiting our website and using hyperlinks provided to navigate from our website to websites maintained and controlled by third parties.
Item 15. Exhibits and Financial Statement Schedules, page 22
2.	The exhibits and schedules to the credit agreement dated June 3, 2005 (Exhibit 4.7) do not appear to have been filed on EDGAR in connection with the Form 8-K filing on June 9, 2005. Please file a complete copy of the credit agreement, including all schedules and exhibits thereto, with your next Exchange Act periodic report.

Response:
We shall file a complete copy of the credit agreement, including all schedules and exhibits thereto, with our next Exchange Act periodic report.
Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5
3.	There is a concern about whether the existing disclosures fully explain the goodwill impairment charge. The MD&A section of your fiscal year 2009 Form 10-K attributes the impairment charge to reduced operating results and a worsening economic outlook. We note that you performed an interim impairment test as of December 31, 2008 for these reasons. We further note that the assumptions used in both your December 31, 2008 test and the annual impairment test performed in the third quarter of 2009 considered the current economic environment. Finally, we note that $34 million of the goodwill impairment charge relates to the acquisition of Fluid Power Resources, LLC and the corresponding fluid power distribution business (collectively FPR) on August 29, 2008. As such, it is unclear why you did not provide investors with substantive and informative disclosure that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the loss. Further, the discussion and analysis of the Fluid Power business segment’s operating results in the fiscal year 2009 Forms 10-Q or Form 10-K do not appear to provide investors with any insight as to what occurred to cause the segment’s discounted cash flows to decline at least, but presumable more than, 10%. Please refer to the disclosure requirements of paragraph 47.a of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification.
Response:
(NOTE: While we have split up our responses to your item 3 to help provide easy linkage of specific responses to specific questions posed within item 3, our response is to be viewed in its entirety. You may find that details and explanations are relevant to more than one of your specific questions, but the information is not necessarily repeated within the document).
In the paragraph above, you indicate a concern as to whether our existing disclosures fully explain our goodwill impairment charge taken in the fourth quarter of fiscal 2009. We acknowledge our responsibility to provide investors with substantive and informative disclosures and will enhance our disclosures based upon the SEC’s comments.

We note that in our third quarter Form 10-Q we provided the following early warning, reprinted below for the Staff’s convenience:
As of March 31, 2009, we had $96.9 million of goodwill ($60.5 million in the Service Center Based Distribution segment and $36.4 million in the Fluid Power Businesses segment) representing the costs of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. Evaluating for impairment requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations. The annual impairment testing was performed during the third quarter, at which time management concluded there was no indication of goodwill impairment based on the “Step One” test from SFAS 142. In conjunction with our impairment testing, we determined that a hypothetical decrease of approximately 10% in the estimated fair value of our Fluid Power Businesses segment would trigger the need to perform the “Step Two” test under SFAS 142 to determine possible impairment. The resulting impairment charge, if any, based on “Step Two” testing could be viewed as material to our results of operations. We believe an impairment charge would not significantly impact our cash flow or ability to borrow under our present borrowing arrangements.
Over the course of our second, third and fourth quarters of fiscal 2009, the U.S. and global economy was increasingly and severely affected by dramatic deterioration in financial institutions and credit markets and their corresponding impact on the U.S. and global economies, industrial production and demand. As the business and industrial economies steadily worsened throughout our second, third and fourth quarters of fiscal 2009, we made several revisions downward to our internal operating plans and financial forecasts. As we experienced an acceleration in the rate of decline in our sales throughout this period, we took actions to reduce operating costs including reductions in our workforce during our third and fourth quarters. With each quarter we gained a better understanding of the full impact of the unfolding financial crisis on our business, including FPR which was acquired on August 29, 2008 and revised our outlook accordingly.
Our cash flow forecasts and outlooks of our fluid power businesses became progressively worse in the second, third and fourth quarters of fiscal 2009 as these businesses sales and operating results showed progressive declines when compared to the prior year (or in the case of FPR compared to their prior year results before being acquired by Applied as well as compared to our original purchase assumptions and projections). These declines along with key economic indices continuing their downward trend and various economists revising down their views on the economy, caused management to revise our economic outlook and cash flow forecasts for each of the second, third and fourth quarters of fiscal 2009.

Initially, our outlook and cash flow forecasts used in our second quarter impairment testing reflected a less severe decline and a more rapid recovery in subsequent years of our operating results. For our annual impairment test conducted in the third quarter, in view of the continuing decline in our sales and operating results, our outlook was again adjusted downward reflecting these declines as well as a more severe initial decline and a more gradual recovery of our operating results. Our annual impairment test conducted in the third quarter concluded there was no indication of impairment based on the “Step One” test from SFAS 142.
This process was repeated in the fourth quarter as sales and operating results continued to deteriorate. The internal financial forecast developed in our fiscal fourth quarter assumed recovery of operating profit levels achieved by these businesses before the economic downturn would not occur within the following five fiscal years. With this revised forecast, the fair value of the Fluid Power Businesses did not exceed its carrying value, nor did the implied fair value of the goodwill exceed its carrying value.
At a minimum, such disclosure should clarify the following issues:
•	What specific events occurred in the fourth quarter of fiscal year 2009 to trigger the SFAS 142 interim impairment test? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.
Response:
We note the following excerpt from paragraph 28 of SFAS 142:
“Goodwill of a reporting unit should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events include:
a. A significant adverse change in legal factors or in the business climate.”
We also considered remarks made by SEC Staff at the December 2008 AICPA National Conference on Current SEC and PCAOB Developments where it was suggested that entities consider the following indicators or “triggering events” in addition to those in paragraph 28 of SFAS 142:
•	Consecutive operating results that are significantly lower than analysts’ or internal forecasts
•	Significant revisions to internal or external forecasts.

In our fiscal fourth quarter we:
•	Completed our annual planning and budget process. In this process, the fluid power businesses provided a detailed “bottom up” study and analysis of their sales and operating profit expectations for the next 12 months.
•	Experienced an increasing decline in year over year sales and operating results as compared to the third quarter and previous internal forecasts and projections.
•	Reviewed key economic indices, including the Manufacturing Index published by the Institute for Supply Management and the Industrial Production and Manufacturing Capacity Utilization (“MCU”) indices published by the Federal Reserve Board which continued to show downward trends. Historically our performance correlates well with the MCU. The MCU and Industrial Production continued their declines in our fourth quarter of fiscal 2009. During that quarter, the MCU reached its lowest point since the index was first published in 1948.
•	Reviewed external independent economic forecasts. These forecasts showed that key industrial economic indicators and projections had been revised downward from levels previously forecast by these economists during our second and third quarters.
We adjusted our cash flow forecasts for the fluid power businesses downward and extended the time to return to pre-financial crisis operating results and cash flow levels (we defined as levels occurring prior to June 30, 2008, including FPR’s actual results from prior to their acquisition) beyond the next five years. Previous cash flow forecasts had the business returning within a four year time frame. This change in the expected recovery period impacted our estimate of fair value significantly and resulted in the impairment charge.
•	What changed in the operating results of FPR from the acquisition date to the fourth quarter of fiscal 2009?

Response:
The actual net sales, operating income and earnings before interest, taxes, depreciation and amortization ( “EBITDA”) of FPR for the periods after it was acquired through June 30, 2009 were significantly lower than those used in the original purchase projections as shown in the table below (dollars in thousands):

	Net Sales		Operating Income		EBITDA
Quarter Ended	Actual	Projection	Actual	Projection	Actual	Projection

September 30, 2008	$18,000	$17,600	$800	$700	$1,600	$1,500

December 31, 2008	45,300	55,000	700	1,600	2,900	3,800

March 31, 2009	37,500	60,000	(1,300)	2,700	1,100	4,900

June 30, 2009	33,600	60,300	(1,400)	2,900	900	5,100
The September quarter shown in the table above represents one month results for FPR as the companies were acquired on August 29, 2008. Operating income in the table above includes charges for amortization of intangibles.
How are the revised forecasts in the fourth quarter of fiscal 2009 consistent with the historical disclosures for Fluid Power Business? The SFAS 131 data reflected a 45.7% increase in net sales for the Fluid Power business and $18.9 million segment operating income for fiscal year 2009. The segment also generated $3.1 million of segment operating income in the quarter immediately preceding the charge and $3 million of segment operating income in the quarter the impairment charge was recognized (excluding the impairment charge). Based on the Fluid Power Business segment’s operating results reported in fiscal year 2009 Forms 10-Q and the Form 10-K and the fact that FPR was acquired during the fiscal year, it is not obvious why $36.6 million of goodwill was determined to be impaired.
Response:
We invested $166 million in our fluid power businesses in August 2008 with the acquisition of FPR. While our expectation was to approximately “double” (i.e. increase by 100%) our sales in our fluid power businesses through this acquisition, we also were aware that our assets invested in the business (including significant amounts of goodwill and other intangibles) would increase by approximately 200%. Therefore, a relatively larger increase in operating results and cash flows is needed to support our level of investment without an impairment charge against goodwill.
The increases that you are referring to in net sales and operating income of our Fluid Power Businesses per our SFAS 131 data includes the impact of acquisitions. As reflected in the table below, net sales without the impact of acquired companies show a dramatic and steadily worsening decline in sales. In addition the decline at FPR was more dramatic than at our legacy fluid power businesses.

% Sales Increase / (Decrease) From Prior Year Quarter

Quarter Ended	FP (Legacy Businesses)	FPR
March 31, 2008	8%	1%
June 30, 2008	7%	(1%)
September 30, 2008	(0.1%)	(3%)
December 31, 2008	(7%)	(27%)
March 31, 2009	(26%)	(41%)
June 30, 2009	(30%)	(47%)
The operating results and cash flows for the fluid power businesses decreased to a greater extent than the sales decline, although the pattern was similar to that shown above for sales.
•	To what extent did the operating results in the fourth quarter of fiscal year 2009 for FPR and the Fluid Power Business differ from the estimate of fourth quarter results you made in performing the second quarter of fiscal year 2009 discounted cash flow analysis?
Response:
Actual fiscal 2009 fourth quarter operating results for FPR and the overall fluid power businesses were 77% and 54% below the projections used in the fiscal 2009 second quarter discounted cash flow analysis, respectively.
•	How is the revised forecast consistent with your significant positive operating cash flows in each quarter of fiscal year 2009?
Response:
The fluid power businesses recorded the following quarterly results during fiscal 2009 as disclosed in our segment footnotes (dollars in thousands):

	Net	Operating	Assets Used in
Fiscal 2009 Quarter Ended	Sales	Income	The Business
September 30, 2008	$73,608	$6,090	$269,702
December 31, 2008	95,683	6,713	250,463
March 31, 2009	80,945	3,119	239,030
June 30, 2009	75,913	3,020	198,073
The FPR acquisition occurred at the end of August 2008 and therefore is only included in the September 30, 2008 quarter for one month. The above operating income also excludes all intangible asset amortization related to the fluid power businesses for all quarters.

While we have forecast future positive cash flows; the level of forecasted cash flows in our fourth quarter analysis has been significantly reduced from earlier estimates. Specifically, our fourth quarter forecast assumes cash flows increase in fiscal 2010 over the fourth quarter fiscal 2009 run rate. Improvements in sales and operating results then continue in our forecast and projections, although their return to operating levels equivalent to pre-financial crisis/recession levels are assumed to not occur within the next five year period.
The operating income for the fluid power businesses for our June 30, 2009 quarter (as disclosed above) and the related cash flows are lower than all of our forward looking forecasts and projections. Even with these higher levels in our forecasts and projections, the discounted cash flows were not sufficient to support our asset carrying values; hence the goodwill impairment was necessary.
•	What impact did your restructuring activities have on your revised forecast?
Response:
The reduced operating expenses resulting from restructuring activities within our fluid power businesses in our third and fourth fiscal quarters were taken into account in our revised forecasts in both the third and fourth quarters of 2009. These restructuring activities had the impact of improving our forecasts and projections of future operating results and cash flows from levels that would have otherwise been used in each of these quarters. These positive impacts also carried forward to the forecasts and projections of future years. Even with these positive impacts in our forecasts and projections, the discounted cash flows were not sufficient to support our asset carrying values.
Please provide these disclosures in your second quarter of fiscal year 2010 Form 10-Q and fiscal year 2010 Form 10-K. Note this is not an all-inclusive list of what should be included in your disclosures. Please provide us with the disclosures you intend to include in these periodic reports.
Response:
In response to the staff’s comments we plan to include in our December 31, 2009 Form 10-Q, an expanded M,D&A disclosure of our critical accounting policy discussion of Goodwill from our fiscal 2009 Form 10-K. We also expect to incorporate a similar disclosure in our fiscal 2010 annual report on Form 10-K. For the Staff’s convenience we have reprinted the original critical accounting policy goodwill discussion with our new disclosures in italics.

Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of purchase accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.
Over the course of our second, third and fourth quarters of fiscal 2009 the U.S. and global economy was increasingly and severely affected by dramatic deterioration in financial institutions and markets and their corresponding impact on the U.S. and global economies, industrial production and customer demand. As the business and industrial economies steadily worsened throughout our second, third and fourth quarters of fiscal 2009, we made revisions to our internal operating plans and financial forecasts. As we experienced an acceleration in the rate of decline in our sales throughout this period, we took actions to reduce operating costs including reductions in our workforce during our third and fourth quarters. With each quarter we gained a better understanding of the full impact of the unfolding financial crisis on our business, including FPR which was acquired on August 29, 2008 and revised our outlook accordingly.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since our current operating results and expected future market conditions had deteriorated from when we performed our annual goodwill impairment testing during our third quarter. We utilized information from our annual financial planning process completed in the fourth quarter, reviewed external economic forecasts published in the fourth quarter, considered continuing declines in key economic indices that correlate with our business, and considered the continuing declines in sales and operating results experienced in the third and fourth quarters compared to our previous forecasts and projections. We deemed the business climate to have dramatically changed and adjusted our longer term outlook for recovery of operating results to reflect our belief it would take longer and be more gradual than initially forecast.

As a result of this fourth quarter test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009 ( previously during the annual impairment testing during our third quarter we concluded that there was no goodwill impairment). Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008. Actual sales and cash flow operating results for the FPR companies deteriorated throughout the fiscal year, and for the fourth quarter of fiscal 2009 were 44% and 82%, respectively, below what was originally projected and forecast. The internal financial forecast developed in our fiscal fourth quarter assumed recovery of operating results and cash flow levels achieved by the Fluid Power Businesses before the economic downturn would not occur within the following five fiscal years. Accordingly, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.
In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment.
As of June 30 and December 31, 2009, all goodwill remaining on our consolidated financial statements is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.
Exhibit 31 — Rule 13a-14(a)/15d-14(a) certifications
4.	In future filings, please delete the reference to the title of the certifying individual at the beginning of each certification.
Response:
In future filings, we shall not make reference to the title of certifying individuals in the certifications filed pursuant to Rule 13a-14(a)/15d-14(a).
Definitive Proxy Statement on Schedule 14A
Election of Directors, page 5
5.	In future filings, please provide complete disclosure about each director’s business experience for the most recent five years, and to the extent that a director is self-employed or retired, so disclose. For example, it is unclear since when Mr. Moore has the been president of Oak Grove Consulting Group, Inc. There also appear to be date gaps in certain other biographies, such as Mr. Dorsman. See Item 401(e) of Regulation S-K. Please show us what your revisions will look like.

Response:
Item 401(e) of Regulation S-K provides, in pertinent part, that issuers must disclose “the business experience during the past five years of each director . . . , including: each person’s principal occupations and employment during the past five years.” We believe the disclosure in our Definitive Proxy Statement regarding the business experience of our directors is responsive to and fully compliant with the requirements of this item. In fact, in many instances our disclosure provides more information and information for a longer period than required by this item. We note that on page 5 of our Definitive Proxy Statement, immediately preceding the individual director biographies, we state “Unless otherwise stated, the individuals have held the positions indicated for the last five years.” [emphasis supplied] Mr. Moore has been President of Oak Grove Consulting Group, Inc. for longer than a decade. Mr. Dorsman was not engaged in a principal occupation or employment between the disclosed timeframes during which he held positions at The Standard Register Company and NCR Corporation. We do not propose revisions to our current form of proxy disclosure with respect to the described requirements of Item 401(e).
We also acknowledge that Release No. 33-9089 (Dec. 16, 2009) [74 FR 68334] amended certain requirements of Item 401 by requiring enhanced proxy disclosure relating to the background and qualifications of directors and director nominees. We intend to fully comply with these new requirements.
Compensation Discussion and Analysis, page 14
6.	We note the disclosure under “Executive Compensation Program Overview” on page 16 that discusses the structure of your compensation program. Please revise to provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Indicate how you determined the allocation percentages among the three elements of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Please show us what your revisions will look like.
Response:
We highlight for the Staff that the section of our Compensation Disclosure and Analysis referenced in this comment is the “Executive Compensation Program Overview” and that the requested detailed disclosure on the method of establishing each element of compensation is set forth under the heading for that type of compensation. As disclosed in the Definitive Proxy Statement, base salary, target annual incentive compensation (determined as a percentage of base salary) and target long-term incentive compensation have each historically been determined independently from the other primary elements of compensation. Notwithstanding this fact, the Committee reviews data regarding total target cash compensation and total target compensation when evaluating our compensation program and does consider such information contextually in approving each element. For the Staff’s convenience, we have provided below the relevant portion of our Executive Compensation Program Overview section beginning at page 16 of our Definitive Proxy Statement with our new disclosures in italics.

With these guideposts, the Committee establishes a mix among base salary, annual incentive pay, and long-term incentive pay, as well as a mix between cash and equity-based incentives, that are aligned with competitive market practices.
The Committee generally determines each named executive officer’s base salary, target annual incentive compensation (expressed as a percentage of salary), and target long-term incentive compensation independently from the other primary elements of compensation. Notwithstanding this fact, the Committee reviews data regarding total target cash compensation and total target compensation and considers such information contextually when evaluating each primary compensation element.
The following table shows the allocation (rounded) of the opportunity provided in 2009 to the named executive officers, considering the primary components of compensation — base salary, target annual incentive opportunity, and target long-term incentive opportunity, including the estimated present value of performance grants that would pay out at the end of 2011, if earned . . . .
7.	We note that you target overall compensation and each element of compensation at or near the market median. In future filings, please indicate where each named executive officer’s overall compensation and each element of compensation fell with respect to the targeted range, and explain your reasons for paying any amount outside such range. Please show us what your revisions will look like.
Response:
As disclosed in the Definitive Proxy Statement, the Executive Organization & Compensation Committee considers the following factors, among others, in establishing base salary levels for named executive officers: individual performance and skills, long-term potential, tenure in the position, internal equity, the position’s importance in our organization and, except in the case of the Chief Executive Officer, the recommendation of the Chief Executive Officer with respect to each named executive officer. Individual salary determinations are subjective based on the independent business judgment and experience of the Committee members with the named executive officers.

For 2009, the Committee set base salaries for Messrs. Pugh and Ramras at levels between 5-10% above the market medians identified in the Hewitt study. The Committee set base salaries for Messrs. Mondics, Eisele, and Bauer at levels within +/- 5% of the market medians. Each named executive officer’s target annual incentive compensation (expressed as a percentage of salary) and targeted long-term incentive compensation were set approximately at market median levels.
For the Staff’s convenience, we have provided below the relevant portion of our Base Salary section beginning at page 18 of our Definitive Proxy Statement with our new disclosures in italics.
For 2009, after considering the Hewitt study’s findings and Mr. Pugh’s recommendations for the other officers, the Committee adjusted the salaries for the named executive officers (except Mr. Mondics, who had been recently promoted and whose salary was well below the position’s market median) upward in a 3.5-5.5% range. The Committee set base salaries for Messrs. Pugh and Ramras at levels between 5-10% above the market medians identified in the Hewitt study. The Committee set base salaries for Messrs. Mondics, Eisele, and Bauer at levels within +/- 5% of the market medians.
Base Salary, page 17
8.	You disclose that in setting the named executive officers’ salaries, in addition to the market survey, the compensation committee takes into consideration other factors, such as individual performance and such executives’ overall contribution. In future filings, please disclose how these factors influenced the compensation committee’s decision to increase salaries by a 3.5-5.5% range. See Item 402(b)(2)(ix) of Regulation S-K. Please show us what your revisions will look like.
Response:
We seek further clarification regarding your comment and your requested supplemental disclosure. We note that Item 402(b)(2) of Regulation S-K provides “While the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include, in a given case, among other things, the following: . . . (ix) The factors considered in decisions to increase or decrease compensation materially.” As disclosed in the Definitive Proxy Statement, in establishing the named executive officers’ base salaries, the Executive Organization & Compensation Committee considers the following factors, among others: individual performance and skills, long-term potential, tenure in the position, internal equity, the position’s importance in our organization and, except in the case of the Chief Executive Officer, the recommendation of the Chief Executive Officer with respect to each named executive officer. Each member of the Executive Organization & Compensation Committee applies his or her own independent business judgment and experience with the named executive officers in determining base salary. As disclosed in the Definitive Proxy Statement, these factors are subjective in nature and not susceptible of formulaic expression. With the changes incorporated pursuant to the previous comment, we believe that the disclosure in the Definitive Proxy Statement is compliant with Item 402(b)(2) of Regulation S-K.

Long-Term Incentives, page 19
9.	In accordance with Item 402(b)(2)(iii) of Regulation S-K, please explain to us with a view toward future disclosure, the basis for allocating compensation to each different form of award (i.e., SARs and three-year performance grants).
Response:
In 2009 and previous years, the Executive Organization & Compensation Committee awarded targeted long-term incentive compensation one-half in the form of stock-settled SARs and one-half in the form of three year performance grants. In determining this allocation, the Committee historically considered factors including, but not limited to, the recommendation of its independent compensation consultant, the potential dilution from equity compensation grants, and the risks to the company and the executives resulting from compensation principally linked to share price.
SARs, page 19
10.	Although you provide general disclosure relating to the grant of SARs, your disclosure does not meaningfully convey the reasons why you structure the program in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Please show us what your revisions will look like.
Response:
We seek further clarification regarding your comment and your request for supplemental disclosure. We assume that your request for additional disclosure regarding the “reasons why you structure the Program in the manner you have” refers to the terms of the SAR component of long-term incentive compensation. The Executive Organization & Compensation Committee intends the SAR component to align the interests of management and shareholders in achieving long-term growth in the value of our shares by using a form of compensation award the value of which is determined primarily by long-term increases in our share value. The four-year vesting period, ten-year term, and stock-settled nature of the SARs are consistent with this purpose and were adopted based on the recommendation of the Committee’s independent compensation consultant relating to market practices for the structure of equity compensation awards. The actual number of SARs awarded to each named executive officer, as disclosed in the Definitive Proxy Statement, was based upon the Committee’s goal of providing long-term incentive compensation to each named executive officer having a grant date value approximately equal to the median of the market value for long-term incentive compensation targeted for comparable positions in peer group companies, with the SAR component of long-term incentive compensation equaling approximately 50% of all long-term incentive compensation. The Committee determined that this percentage was appropriate based on information provided by the Committee’s independent consultant regarding market practices, as well as the Committee’s subjective judgment regarding the portion of long-term incentive compensation that should be subject to stock market risk.

In describing the purpose of structuring the SAR component of long-term incentive compensation in future filings, we would propose to amend our disclosure in a manner consistent with the disclosure set forth below, taking into account any changes over time in the Committee’s process. For the Staff’s convenience we have provided below the relevant portion of our description of the SAR component beginning at page 19 of our Definitive Proxy Statement with our new disclosures in italics.
In 2009, the Committee awarded the targeted value approximately one-half in nonqualified stock-settled stock appreciation rights (“SARs”) and one-half in three-year performance grants. The Committee determined that these percentages were appropriate based on information provided by the Committee’s independent consultant regarding market practices, as well as the Committee’s subjective business judgment regarding the portion of long-term incentive compensation that should be subject to market risk. The Committee has maintained this mix in recent years after considering Hewitt’s input regarding market practices.
•	SARs. The Committee determines the number of SARs to award based on their approximate value at the time of grant. Their ultimate value to executives depends on Applied’s stock price growth. The base stock price for the SARs awarded in 2009 is $29.41, the market closing price on the grant date. The Committee intends the SARs to align the interests of management and shareholders in achieving long-term growth in the value of Applied’s stock by using a form of compensation award the value of which is determined primarily by long-term increases in Applied’s stock value.
SARs vest 25% on the first through fourth anniversaries of the grant date, subject to continuous employment with Applied. In addition, unvested SARs vest on retirement. SARs expire on the tenth anniversary of the grant date.
Performance grants, page 19
11.	Please tell us whether at the time of the filing of the definitive proxy statement, the compensation committee had approved performance grants for the July 2009 to June 30, 2012 period. Please note that in accordance with Instruction 2 to Item 402(b) of Regulation S-K, CD&A should also cover actions regarding executive compensation that were taken after the end of the last fiscal year.

Response:
At the time of filing of our Definitive Proxy Statement, our Executive Organization & Compensation Committee had not approved performance grants for the performance period beginning July 1, 2009 and ending June 30, 2012. We confirm that we are aware that Item 402(b) of Regulation S-K requires our Compensation Discussion and Analysis to address not only the compensation information contained in the tables and otherwise disclosed pursuant to Item 402, but also any action taken after the end of the last completed fiscal year that could affect a fair understanding of a named executive officer’s compensation for the last fiscal year.
12.	Please tell us and in future filings disclose the names of the twenty companies you use to compare cumulative total shareholder return. We note disclosure in the second to last paragraph on page 19.
Response:
The companies used in connection with determining comparative total shareholder return for the performance grants made at the beginning of 2009 were Airgas, Inc., Altra Holdings, Inc., Anixter International Inc., Baldor Electric Co., Barnes Group, Inc., DXP Enterprises, Inc., Donaldson Company Inc., Fastenal Company, Genuine Parts Company, IDEX Corporation, Interline Brands, Inc., Kaman Corporation, Lawson Products, Inc., MSC Industrial Supply Company, Pall Corporation, Parker Hannifin Corporation, Sauer-Danfoss Inc., The Timken Company, WESCO International Inc., and W.W. Grainger, Inc. The Executive Organization & Compensation Committee selected the number of companies included in this group based on the recommendation of the Committee’s independent consultant. The specific companies were selected by the Committee on a line-of-business basis after considering management’s input. The group has remained largely the same from grant-to-grant with adjustments necessary to reflect changes in group members (e.g., acquisitions, dispositions, mergers, going-private transactions, and changes in business profile). We will disclose in future filings this group or similar groups of companies used in calculating total shareholder return performance goal comparisons.
13.	We note that you utilize a matrix to determine the precise payout levels. In future filings, please either explain how the amounts in the matrix are determined or disclose for each named executive officer the matrix containing the multiple ranges of achievement for the various combinations of the return on sales and sales growth goals. Please show us what your revisions will look like.

Response:
The same matrix, with the same company-wide goals and the same percentage targets, is used for all named executive officers. Attached as Appendix A to this letter is the matrix used to determine performance grant payouts for the combined return on sales and sales growth that were disclosed in the Definitive Proxy Statement. We note for clarity that the Committee amended the matrix during the grant term, increasing the sales and net income targets, to reflect projected improvements in performance following the company’s August 2008 acquisition of Fluid Power Resource LLC. We will include in future filings a matrix similar to the matrix appearing as Appendix A to this letter, as appropriate, to describe potential performance grant payouts.
14.	We note your disclosure in the second paragraph on page 20 of the threshold and maximum payouts with respect to the return on sales and sales growth portion of the performance grants. In future filings, please also disclose the target payout with respect to this portion of the performance grants.
Response:
We reference our response to comment 13 above regarding disclosing the matrix in future filings. In future filings, we will disclose that the target payout for this portion of the performance grant is 100%. We note that a matrix system allows payout at a 100% target level based upon the achievement of various combinations of the two sets of goals used for the performance grant.
Stock Ownership Guidelines, page 21
15.	Please tell us and in future filings disclose whether each named executive officer’s stock ownership is at least equal to the guidelines.
Response:
As disclosed in our Definitive Proxy Statement, our stock ownership guidelines do not mandate specific stock ownership minimums for named executive officers, but rather provide that executive officers are expected not to dispose of shares of our stock beneficially owned by an executive if, following a proposed disposition, the market value of the shares beneficially owned by the executive would be less than his or her applicable guideline amount. As of June 30, 2009, Messrs. Pugh (owned: $10,097,984 vs. guideline: $4,725,000) and Eisele (owned: $2,011,469 vs. guideline: $1,314,000) beneficially owned shares with a market value in excess of the guideline amount and Messrs. Mondics (owned: $529,950 vs. guideline: $2,250,000), Ramras (owned: $634,872 vs. guideline: $1,050,000), and Bauer (owned: $841,801 vs. guideline: $1,065,000) did not beneficially own shares with a market value in excess of the guideline amount. We will disclose in future filings whether each named executive officer’s stock ownership is at least equal to the guidelines.

Summary Compensation Table — Fiscal Years 2009, 2008, and 2007, page 22
16.	We note your footnote (4) disclosure, and in particular, the values disclosed in the “Perquisites and Other Personal Benefits” column of the tabular disclosure. Please confirm that no perquisite or personal benefit exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for any of the named executive officers. Otherwise, such perquisite or personal benefit must be quantified and disclosed in a footnote.
Response:
We confirm that no perquisite or personal benefit exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for any of the named executive officers for fiscal years 2007, 2008 or 2009.
In connection with our response to your comments, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please feel free to contact me directly at (216) 426-4417.

Cordially,

Mark O. Eisele
Vice President — Chief Financial Officer & Treasurer

APPENDIX A
2007-09 PERFORMANCE GRANT TABLE
Percentage of Target Award
Cumulative net income amounts

0%	100% Over $177.2 MM	120% Over $178.4 MM	160% Over $179.8 MM	180% Over $181.2 MM	200% Over $183.0 MM (plus 2.88% of all sales above $6.358 billion)
0%	80% $153.3 MM to $177.2 MM	90% $154.4 MM to $178.4 MM	120% $155.5 MM to $179.8 MM	140% $156.7 MM to $181.2 MM	180% $158.3 MM (plus 2.49% of all sales above $6.358 billion) to the amount calculated in the above box
0%	70% $135.4 MM to $153.2 MM	80% $136.3 MM to $154.3 MM	100% $137.4 MM to $155.4 MM	120% $138.4 MM to $156.6 MM	140% $139.8 MM (plus 2.20% of all sales above $6.358 billion) to the lower end of the range calculated in the above box
0%	60% $123.5 MM to $135.3 MM	70% $124.3 MM to $136.2 MM	80% $125.2 MM to $137.3 MM	90% $126.2 MM to $138.3 MM	100% $127.5 MM (plus 2.00% of all sales above $6.358 billion) to the lower end of the range calculated in the above box
0%	50% $106.2 MM to $123.4 MM	60% $106.9 MM to $124.2 MM	70% $107.7 MM to $125.1 MM	80% $108.5 MM to $126.1 MM	90% $109.6 MM (plus 2.00% of all sales above $6.358 billion) to the lower end of the range calculated in the above box
0%	0% lower than $106.2 MM	0% lower than $106.9 MM	0% lower than $107.6 MM	0% lower than $108.5 MM	0% Amounts lower than the lower end of the range calculated in the above box
Under 2.3% (3-year total sales of under $6.162 billion)	2.3% - 2.64% (3-year total sales of $6.163-$6.203 billion)	2.65% - 3.04% (3-year total sales of $6.204-$6.249 billion)	3.05% - 3.44% (3-year total sales of $6.250-$6.297 billion)	3.45% - 3.94% (3-year total sales of $6.298-$6.358 billion)	Above 3.95% (3-year total sales of above $6.358 billion)
Cumulative Sales Dollars/Cumulative Annual Sales Growth Percentage